Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong

telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

December 4, 2023

CONFIDENTIAL AND VIA EDGAR
Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Stephen Krikorian Ms. Melissa Walsh

Re: Phoenix New Media Ltd
Form 20-F for the Year Ended December 31, 2022
Response dated October 13, 2023
File No. 001-35158

Ladies and Gentlemen:

On behalf of our client, Phoenix New Media Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”), dated October 30, 2023 (the “October 30 Comment Letter”) relating to the Company’s response letter, dated October 13, 2023 (the “October 13 Response”) to the Commission’s comment letter dated September 29, 2023, relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the October 30 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Annual Report. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Simpson Thacher & Bartlett
December 4, 2023	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F for the Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-10

1.
We note your response to prior comment 2, including your representation that the Company’s management and board of directors consulted with the Company’s U.S. counsel, and we reissue in part. Please confirm whether you have received an opinion issued by counsel regarding your reliance on the exemption from the definition of investment company provided by Section 3(b)(1) under the Investment Company Act of 1940 (the “Act”).

The Company respectfully advises the Staff that the Company’s board of directors consulted the Company’s U.S. counsel on applicable legal standards when performing its analysis under Section 3(b)(1) of the Act, but reiterates that the Company’s view is that the content of those communications is privileged.1 More specifically, the Company believes that if it were to either confirm or deny that it received an opinion of counsel, that statement could be deemed a waiver of privilege because such statement would be conveying the “content” of otherwise privileged communications. Moreover, what may be viewed as a waiver of privilege in this context may be deemed as a waiver of privilege in other contexts.2 Accordingly, the Company respectfully declines to comment further on its communications with counsel.

1.
This concept of implied waiver is potentially expansive. For example, in United States v. Bilzerian, 926 F2d 1285 (2d Cir 1981) a defendant in a securities fraud suit indicated that he had acted in the good faith belief that his conduct had been legal. The trial court ruled that this testimony opened the door for cross-examination by the prosecutor about the defendant’s consultations with his attorneys. On appeal, the Second Circuit affirmed this ruling, holding that:

“Bilzerian’s testimony that he thought his actions were legal would have put his knowledge of the law and the basis for his understanding of what the law required in issue. His conversations with counsel regarding the legality of his schemes would have been directly relevant in determining the extent of his knowledge and, as a result, his intent.”

Similarly, the Company believes the Staff’s question calls for what may inadvertently be deemed to be a waiver privilege.

2.
See In re Steinhardt Partners, 9 F3d 230, 234–36 (2d Cir 1993) (selective waiver to SEC waives privilege as to others, unless client and SEC share a common interest, or SEC agrees that disclosure will not be a waiver as to others). See also In re Lupron(R) Marketing And Sales Practices Litig, 2004 US Dist LEXIS 7812 (D Mass 2004) (voluntary disclosure of privileged documents to the government held to waive privilege in later proceeding even though the government had agreed to keep documents confidential).

Simpson Thacher & Bartlett
December 4, 2023	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

2.
Please (i) provide a detailed description of the material terms of the instruments you refer to as “‘Demand deposits’ with term-based interest to incentivize longer-term deposits,” together with your analysis regarding why, specifically, such terms indicate that such a product is a demand deposit (rather than a time deposit) that should be treated as a cash item; (ii) provide a description of the “investment in money market funds with daily redemptions,” including whether such funds are registered with the Commission and subject to Rule 2a-7 under the Act, and to the extent not, provide your detailed legal analysis supporting your proposed treatment of the money market funds as cash items; and (iii) provide your detailed legal analysis supporting your proposed treatment of your “investments in bank products with monthly redemptions” as cash items.

(i) “Demand deposits” with term-based interest to incentivize longer-term deposits.

The Company submits that the terms of these instruments allow for withdrawal at the request of the depositor at any time with lower (e.g., 0.5% per annum) or no interest paid on top of the principal returned. However, if the funds remain deposited longer than a specific period of time, the interest rate paid on top of principal is higher. For instance, in one such product in which the Company is currently invested, if the depositor maintains a certain balance in the account for more than six months, the deposit offers an annual interest rate of 4.8%.

The company previously treated these deposits as cash items because these instruments have a high liquidity feature and thus capital can be returned “on demand.” After further consideration of these deposits under applicable guidance, the Company respectfully submits that these particular investments are represented by certificates of deposit held by the Company and are not demand deposits, and accordingly, the Company will treat such investments as investment securities in the future. As noted below, this change does not result in any changes to the Company’s previously reported numbers of investment securities under Section 3(a)(1)(C) because of the unconsolidated nature of that test.

(ii) Investments in non-US money market funds with daily redemptions

The money market funds the Company invests in are not registered with the Commission. The money market funds’ advisors and the funds themselves are instead registered with the China Banking and Insurance Regulatory Commission. The money market funds described under this category allocate 100% of their funds to cash, bank deposits, bond repurchases, central bank bills, interbank deposits, bonds, asset-backed securities, and other currency market instruments recognized by the China Banking and Insurance Regulatory Commission and the People’s Bank of China for their high liquidity and stability. The money market funds also maintain a stable rate of return.

These investments are treated as cash items due to their safety and high liquidity. The funds arrive in the Company's bank accounts within 1-2 days after sending the redemption request via online banking.

Simpson Thacher & Bartlett
December 4, 2023	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company respectfully submits that a difference in domicile and regulator should not transform daily liquidity money market fund interests from cash items into investment securities, when the intent of the holder is functionally identical. A U.S. operating company that acquires interests in a 2a-7 money market fund has no more or no less “investment intent” than does a Chinese operating company that acquires interests in Chinese-regulated money market fund.

(iii) Investments in bank products with monthly redemptions

This specific instrument (NAV-based financial product) originally had a one-month term and was due in February 2022. After the due date, it became redeemable every month. Since the goal of cash management is to preserve the Company’s capital against inflation, and the product has generated a modest return of around 2.9% per annum, the Company only redeemed the amounts needed for daily operations and kept the rest in these products. These investments are considered cash items due to their safety and relatively high liquidity. In particular the Company notes that these deposits were prompted by a significant influx of cash around the end of the year due to customers settling their open accounts around that time of the year.

3.
Please describe the length of time you have held investment securities in amounts substantially greater than 40% of your non-cash assets, including how this affected your analysis of the Company’s “historical development” under the Tonopah test.

In response to the Staff’s comment the Company notes that it does not prepare unconsolidated analysis under 3(a)(1)(C) in the ordinary course and retroactively preparing them would be a time consuming exercise. Based on a historical analysis of the Company’s consolidated financial statements, however, the Company believes that it likely first exceeded the threshold for relying on Rule 3a-1 (i.e., 45% of Rule 3a-1 securities) in 2015. The Company believes this would also correspond to when the Company would have exceeded the 40% threshold of 3(a)(1)(C) as well.

In 2014, as part of the Company’s strategy to expand its mobile platform, the Company began making substantial investments in Particle Inc. (“Particle”) in the form of equity investments and loans.3 Particle operates Yidian Zixun, a personalized news and lifestyle information application in China that allows users to define and explore desired content on their mobile devices. By April 2015, the Company would have owned approximately 49.02% of the equity interest in Particle on an as-if-converted basis and had an option to consolidate it as a subsidiary if Particle achieved a certain level of users.4

3.
As of December 31, 2015, the Company held an aggregate of approximately 46.95% of the equity interest in Particle on an as-if converted basis and paid a total cash consideration of US$68.6 million and a number of the Company’s ordinary shares with fair value of US$2.8 million. As of December 31, 2015, the carrying value of the Company’s convertible preferred equity investments in Particle was US$79.3 million. In addition, on January 28, 2016, the Company granted short-term unsecured loans to Particle in an aggregate principal amount of US$20 million.
4.
2015 20-F at 23.

Simpson Thacher & Bartlett
December 4, 2023	-5-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company believed the non-controlling investments into Particle were consistent with its digital media focus. It disclosed to investors in 2017 20-F, “While we do not have control over, and therefore do not consolidate Particle, we may consolidate Particle as a subsidiary once Yidian Zixun’s user base reaches a certain level. We have also been collaborating closely with Particle in executing our mobile strategy. As such, if Yidian Zixun fails to grow its user base and expand its business, our efforts to expand our mobile platform may be materially and adversely affected, we may not be able to realize anticipated benefits from consolidating Particle as a subsidiary, and we may lose our entire investments in Particle.”

Although the Company invested into Particle to expand its mobile platform and intended to consolidate Particle as a subsidiary once Yidian Zixun’s user base reaches a certain level, as the valuation of Particle increased, the fair value of the Company’s preferred shares in Particle increased. Soon thereafter, the investments into Particle became one of the Company’s most valuable assets, and the Company exceeded the threshold for relying on Rule 3a-1 (i.e., 45% of Rule 3a-1 securities) in 2015.

In March 2019, the Company noted that there was a declining trends in Yidian Zixun’s user base, which meant that the Company was not able to take control over Particle and consolidate it as a subsidiary, and the Company entered into a share purchase agreement and a series of supplemental agreements thereafter, for the sale of the entire previously held convertible redeemable preferred shares of Particle for a total consideration of US$350 million in cash, as was disclosed to investors in the Company’s 2020 20-F. The transaction was arranged to deal in several installments and the last batch transaction was closed on October 19, 2020.5

As the Company sold down its interests in Particle, it began primarily investing the cash obtained from that into Capital Preservation Investments discussed previously to preserve the principal amounts and protect against erosion in real value due to inflation.

The Company acknowledges that its investments into Particle and the subsequent disposition arguably represent significant milestones in the Company’s historical development, but the Company’s view is that the investment into Particle and its ultimate disposition was consistent with how the Company has consistently held itself out to investors as a digital new media business. The investment into Particle were a strategic investment designed to help the Company compete in the increasingly-important mobile space. The investments were initially structured as convertible preferred equity investment, and the Company had an option to assume a controlling stake over Particle and integrate its operations fully into the Company’s business once Yidian Zixun’s user base reaches a certain level. Throughout the duration of the investments, certain members of management of the Company held senior positions at Particle as well, further aligning the interests between the Company and Particle.

5.
2020 20-F at F-37.

Simpson Thacher & Bartlett
December 4, 2023	-6-	Division of Corporation Finance U.S. Securities and Exchange Commission

Ultimately, the Company sold its investments in Particle when there was a declining trends in Yidian Zixun’s user base made it clear that the Company was not able to take control over Particle and consolidate it as a subsidiary.

When examined in full, and in the context of the broader analysis under the Tonopah factors, the Company does not believe that this episode in its historical development and the resulting impact on the Company’s historical asset test under Section 3(a)(1)(C) or Rule 3a-1, would prevent the Company from relying on Section 3(b)(1) today.

4.
Please (i) provide the approximate percentage of your non-cash assets that would be composed of investment securities, if all of the items described in comment 2 above would be treated as investment securities, and (ii) explain whether, if that were the case, you would still be able to conclude that the Company is able to rely on the exemption from the definition of an “investment company” provided at section 3(b)(1).

If the Company were to treat all of the items described in Comment #2 above as investment securities, the percentage of the non-cash assets that would be composed of investment securities on an unconsolidated basis would be 74%, as at September 30, 2023. It did not change materially because almost all of the items discussed in response to Comment #2 above are not held directly by the Company, but rather are held indirectly by a subsidiary, Phoenix New Media (Hong Kong) Company Limited (“HK Co.”). Due to the unconsolidated nature of the 40% test under Section 3(a)(1)(C) and the other holdings of HK Co., the Company had already determined that HK Co. would be deemed an investment company (if not for Section 3(c)(7) or 3(c)(1)) and thus the Company was already treating the entirety of the equity value of its ownership interest in HK Co., as well at the intercompany loans the Company has made to HK Co., as investment securities in calculating the 73% figure presented to the Staff.

5.
We note that, as described in the Company’s correspondence with the staff, the Company has concluded that approximately 73% of the Company’s non-cash assets are composed of investment securities. Please revise the proposed risk disclosure to (i) disclose the approximate percentage of the Company’s non-cash assets composed of investment securities as of the most recent fiscal quarter ended and (ii) more fully describe the consequences to the Company if it were deemed to be an unregistered investment company. Please ensure that the Company addresses, for example, the risk that the Company would be subject to penalties and that the Company could be unable to enforce certain contracts.

Simpson Thacher & Bartlett
December 4, 2023	-7-	Division of Corporation Finance U.S. Securities and Exchange Commission

6.
Please supplement the proposed risk factors entitled “We intend to conduct our business activities to maintain compliance with the 1940 Act…” to describe the Company’s plans with respect to moving out of its positions in investment securities, as described on page 19 of the Company’s letter to the staff dated September 8, 2023 within the paragraph beginning “Going forward, the Company represents…”

In response to the Staff’s Comment #5 and #6, the Company has revised the Company’s proposed disclosure as follows:

We believe we are not an investment company pursuant to Section 3(b)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), because we believe we are primarily engaged in a non-investment company business, but there can be no assurances that the SEC or the courts will agree with our view.

An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if absent an applicable exemption:

•
it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (Section 3(a)(1)(A)); or
•
it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (Section 3(a)(1)(C)).

We believe that we are engaged primarily in the business of providing digital media content and selling advertisement placements and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as a digital media business and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we would be defined as an investment company under Section 3(a)(1)(A) of the 1940 Act.

Under Section 3(a)(1)(C), however, because certain of our short-term investments may be viewed as investment securities, we believe that we would be deemed a prima facie investment company ~~and~~. As of the end of the most recent fiscal quarter, approximately [74] % of the Company’s assets, exclusive of cash items and U.S. government securities and on an unconsolidated basis, would consist of investment securities. ~~t~~Therefore we presently rely upon Section 3(b)(1) under the 1940 Act to avoid being deemed an investment company.

Section 3(b)(1) is an exemption that is available to issuers that are primarily engaged in a “business other than that of investing, reinvesting, owning, holding, or trading in securities,” notwithstanding that the composition of their assets would

Simpson Thacher & Bartlett
December 4, 2023	-8-	Division of Corporation Finance U.S. Securities and Exchange Commission

cause the issuer to fail the test under Section 3(a)(1)(C). Following an application of the five-factor test used by the SEC and courts to test whether an issuer may rely on Section 3(b)(1), our board of directors has determined that we may rely on Section 3(b)(1) to self-determine that we are not an investment company because we believe it is clear that we are primarily engaged, indirectly through our wholly owned subsidiaries and our VIE subsidiaries, in the business of providing digital media content and selling advertisement placements. The determination of whether we may rely on Section 3(b)(1) is an inherently subjective analysis of the nature of our business and must be determined based on a review of all of the applicable facts and circumstances while considering the belief those factors are likely to cause in prospective investors. As such, we cannot assure you that the SEC or the courts would agree with our board’s conclusion that our company is exempt from the definition of an investment company under the 1940 Act pursuant to Section 3(b)(1).

We intend to conduct our business activities to maintain compliance with the 1940 Act and that may negatively impact our ability to operate our business as contemplated. Moreover, if we were deemed an “investment company” under 1940 Act, we could be required to take remedial actions that would further interfere operating our business as contemplated. If we are unable to successfully complete necessary remedial actions, we may face severe legal consequences associated with the operation of an unregistered investment company.

We intend to continue to conduct our businesses and operations in a manner that allows us to maintain our ability to rely on Section 3(b)(1) or potentially eliminate the need to rely on Section 3(b)(1) over time. We have sought opportunities to deploy our assets in a manner that would reduce the percentage of our assets that may be viewed as investment securities, including those opportunities that would result in our company acquiring a majority of the outstanding voting securities in entities or businesses that complement or enhance our main businesses and are not themselves investment companies.

We also intend that, over time, we will reallocate our liquid assets into more cash items so that investment securities will make up less of our assets. If we are able to decrease our percentage of investment securities below certain thresholds, we may no longer need to rely on Section 3(b)(1) to be exempt from the definition of an investment company provided under Section 3(a)(1)(C) of the 1940 Act, either by directly satisfying the test under Section 3(a)(1)(C) on an unconsolidated basis or by satisfying the tests under the Rule 3a-1 safe harbor on a consolidated basis with our wholly owned subsidiaries. We also intend to limit new strategic investments to those opportunities which would present excellent opportunities to complement or enhance our main businesses or would otherwise assist us in achieving our current corporate objectives without materially increasing the amount of investment

Simpson Thacher & Bartlett
December 4, 2023	-9-	Division of Corporation Finance U.S. Securities and Exchange Commission

securities held by our company. There can be no assurances that our efforts in these areas will be successful and, accordingly, we cannot assure you that our company will be able to bring its asset composition in compliance with Section 3(a)(1)(C) over time or that our company will always be able to rely on Section 3(b)(1).

While we do not believe we are an investment company, if we were deemed to be by the SEC and appropriate court of law, we may have to take immediate action to change our business activities or asset composition and those changes may materially adversely affect our business, financial condition, or results of operations. Given that we are not an entity organized under the laws of a U.S. jurisdiction, if we are deemed to be an investment company, we cannot register as such under the 1940 Act as a means to come into compliance with the 1940 Act. Therefore if we find ourselves in such a situation, the only available options would be to either dispose of disqualifying assets or to acquire assets that would help us qualify for an exemption from the definition of an investment company. If we are required to dispose of assets to maintain compliance with the 1940 Act, such dispositions may include investment securities or subsidiaries of our company that may potentially be sold at a loss. If we are required to acquire assets to maintain compliance with the 1940 Act, we may not be able to acquire those assets at optimal prices and there may be opportunity costs associated with using capital to fund those asset acquisitions rather than other priorities of our company.

If we are no longer able to rely on Section 3(b)(1) and we are unable to either dispose of sufficient quantities of disqualifying investment securities or acquire sufficient quantities of qualifying non-investment assets so that we are able to avoid being deemed an investment company, we may be found to be operating as an unregistered investment company in violation of the 1940 Act. Such a determination would subject us to potential material adverse consequences including regulatory penalties, the inability to offer our securities to U.S. persons and or otherwise make use of the instrumentalities of interstate commerce in the U.S., and the possibility that certain of our contracts could be deemed retroactively invalid and unenforceable by us and give our contractual counterparties the option to rescind those agreements.

* * *

Simpson Thacher & Bartlett
December 4, 2023	-10-	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Phoenix New Media Limited

Mr. Edward Lu, Chief Financial Officer